UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 19, 2017

(Date of earliest event reported)

Alzamend Neuro, Inc.

(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of
Incorporation or Organization)

50 W. Broadway, 3rd Fl., Salt Lake City, UT 84101

(Full mailing address of principal executive offices)

(949) 346-5822

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.0001 per share

Item 9. Other Events

As of July 19, 2017, our offering made pursuant to our Offering Statement on Form 1-A (the “Offering”), which was qualified by the Securities and Exchange Commission on December 8, 2016, has expired. We held a closing of the Offering on June 15, 2017, when we sold 37,462 shares of common stock at $2.00 per share for aggregate gross proceeds of $74,926.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Alzamend Neuro, Inc.

By (Signature and Title) /s/ Philip Mansour, CEO

Date July 25, 2017